(d)(5)(i)

February 28, 2011

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Asia/Pacific (Hong Kong) Limited (“IIM Asia/Pacific”) are parties to a Sub-Advisory Agreement dated on or about February 28, 2011, under which ING Investments has agreed to pay IIM Asia/Pacific an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of ING Australia Index Portfolio (the “Portfolio”). By this letter dated February 28, 2011, IIM Asia/Pacific voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

IIM Asia/Pacific will waive 0.1125% of the sub-advisory fee payable by ING Investments for a period from on or about February 28, 2011 through and including May 1, 2014 for the Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net
ING Australia Index Portfolio	0.27%	0.1125%	0.1575%

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February 28, 2011

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

ING Investment Management Asia/Pacific
(Hong Kong) Limited

By:	/s/ Edmund Laus
Name:	Edmund Laus
Title:	Director

By:	/s/ Jane Caire
Name:	Jane Caire
Title:	Director

ACCEPTED AND AGREED TO:
ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President